BLUE STAR FOODS CORP.

3000 NW 109th Avenue

Miami, Florida 33172

June 18, 2019

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meisner

Re: Blue Star Foods Corp.

Registration Statement on Form S-1 (File Number 333-229232)

Dear Ms. Barberena-Meisner:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Blue Star Foods Corp. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 10:00 a.m. on Thursday, June 20, 2019, or as soon as practicable thereafter. In connection with such request, the undersigned hereby acknowledges the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3. The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call Eric Mendelson, Esq. at The Crone Law Group, P.C., counsel for the Company, at (646) 278-0886, email: emendelson@cronelawgroup.com.

Thank you for your attention to this matter.

Sincerely,

/s/ Christopher Constable
Christopher Constable
Chief Financial Officer

cc: Eric Mendelson, Esq.